UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2003

                                   SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

         Spirent House, Crawley Business Quarter, Fleming Way, Crawley,
                            West Sussex RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Spirent plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not known

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares of 3.3333 pence each

10. Date of transaction

Not known

11. Date company informed

13 August 2003

12. Total holding following this notification

Not known

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

In accordance with s198 to 202 Companies Act 1985 (as amended) Spirent plc has received notification from Morgan Stanley Securities Limited that they no longer have a notifiable interest in the issued share capital of our Company.

15. Name of contact and telephone number for queries

Michael Anscombe - 01293 767672

16. Name and signature of authorised company official responsible for making this notification

Michael Anscombe - Assistant Company Secretary

Date of notification

13 August 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___13 August 2003____             By   ____/s/ Luke Thomas____

                                                    (Signature)*